UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                 INTEVAC, INC.
                         ------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   461148108
                                   ---------
                                (CUSIP Number)



                                August 10, 2007
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]   Rule 13d-1(b)
[x]   Rule 13d-1(c)
[_]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  461148108

......... ........................................................................................
1.       Names of Reporting Persons.
         DCM Partners LLC
         I.R.S. Identification Nos. of above persons (entities only):  13-4068276
......... ........................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
......... ........................................................................................
3.       SEC Use Only
......... ........................................................................................
4.       Citizenship or Place of Organization          Delaware, United States
................... ...... .......................................................................
Number of          5.     Sole Voting Power            None
Shares             ...... .......................................................................
Beneficially       6.     Shared Voting Power          1,088,343
Owned by Each      ...... .......................................................................
Reporting          7.     Sole Dispositive Power       None
Person With        ...... .......................................................................
                   8.     Shared Dispositive Power     1,088,343
......... ........................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person             1,088,343
......... ........................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares         [   ]
......... ........................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.1% based on 21,540,539 shares of common stock outstanding as of August 3, 2007
......... ........................................................................................
12.      Type of Reporting Person      OO (Limited Liability Company)
..................................................................................................


                                      2


CUSIP No.  461148108

......... ........................................................................................
1.       Names of Reporting Persons.
         DCM Partners L.P.
         I.R.S. Identification Nos. of above persons (entities only):  13-4068272
......... ........................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
......... ........................................................................................
3.       SEC Use Only
......... ........................................................................................
4.       Citizenship or Place of Organization       Delaware, United States
................... ...... .......................................................................
Number of          5.     Sole Voting Power            None
Shares             ...... .......................................................................
Beneficially       6.     Shared Voting Power          1,088,343
Owned by Each      ...... .......................................................................
Reporting          7.     Sole Dispositive Power       None
Person With        ...... .......................................................................
                   8.     Shared Dispositive Power     1,088,343
......... ........................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person             1,088,343
......... ........................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares         [   ]
......... ........................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.1% based on 21,540,539 shares of common stock outstanding as of August 3, 2007
......... ........................................................................................
12.      Type of Reporting Person PN
..................................................................................................

Item 1(a).     Name of Issuer:

               Intevac, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3560 Bassett Street
               Santa Clara, CA 95054

Item 2(a).     Name of Person Filing

               DCM Partners LLC
               DCM Partners L.P.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of DCM Partners LLC and DCM Partners L.P. is 909 Third Avenue, 30th Floor, New York, NY 10022.

Item 2(c).     Citizenship

               DCM Partners LLC is a Limited Liability Company formed under laws of State of Delaware.

               DCM Partners L.P. is a Limited Partnership formed under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value per share

Item 2(e).     CUSIP Number:

               461148108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

               (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

               (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership:

               DCM Partners LLC
               DCM Partners L.P.
               Landmark Select Master Fund, Ltd.

               a. Amount beneficially owned: DCM Partners L.P. beneficially owns 610,333 shares of common stock; and Landmark Select Master Fund, Ltd. beneficially owns 478,010 shares of common stock (through an account managed by DCM Partners LLC) for an aggregate total of 1,088,343 shares of common stock.

               b. Percent of Class: 5.1% based upon information provided by Intevac, Inc. in its most recently filed quarterly report on Form 10-Q which stated that there were approximately 21,540,539 shares of common stock outstanding as of August 3, 2007.

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 20, 2007            DCM PARTNERS LLC

                                  By: /s/ Erik Diamond
                                  ----------------------------------------------
                                         Erik Diamond, Managing Member


Date: August 20, 2007             DCM PARTNERS L.P.
                                     By:  DCM Partners LLC, its general partner

                                  By: /s/ Erik Diamond
                                  ----------------------------------------------
                                         Erik Diamond, Managing Member

                                 EXHIBIT INDEX

Ex.
---

A. Joint Filing Agreement, dated August 20, 2007 by and among DCM Partners LLC and DCM Partners L.P.

                                     Ex-A

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Intevac, Inc., dated as of August 20, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: August 20, 2007
                               DCM Partners LLC

                               By: /s/ Erik Diamond
                               ----------------------------------
                               Name: Erik Diamond
                               Title: Managing Member

Date: August 20, 2007          DCM Partners L.P.
                                   By: DCM Partners LLC, its general partner

                               By: /s/ Erik Diamond
                               ----------------------------------
                               Name: Erik Diamond
                               Title: Managing Member


                                     Ex-A